UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- [ __________ ].

UPDATED: PORTAGE ANNOUNCES ITS INTENTION FOR ITS BIOHAVEN SHARES

This update follows the press release of November 7, 2017 to provide additional detail regarding the anticipated timing of Portage’s potential dividend of Biohaven shares in 2018.

Toronto, Ontario, November 8, 2017 - Portage Biotech Inc. (“Portage”) (OTCQB: PTGEF, Canadian Stock Exchange: PBT.U) plans to distribute, as stock dividend, a substantial part of the 6,341,500 common shares it holds in Biohaven Pharmaceutical Holding Company Ltd (BHVN:NYSE). Portage will retain a portion of the total number of shares to deal with technical matters arising from the proposed dividend plan and to provide working capital to Portage. The distribution is subject to legal review and to regulatory compliance.

Portage is working with its professional advisors in numerous jurisdictions including the United States, Canada and BVI to determine the terms and timing of the dividend distribution plan. The stock dividend will only be effected in those jurisdictions where it is permitted by law and this press release is being issued as part of the process to plan for such a distribution.

Finalization of the distribution, including the dividend record date, the number of shares of BHVN to be distributed and resolution of fractional share issues, will be announced as soon as they are available. However, based on its current expectations, Portage expects the distribution will be effected in 2018.

Dr. Bailey, the Chairman, commented, “We believe distribution of our holding in Biohaven as a dividend to our shareholders is the fairest and  best way for them to maximize the value of their investment in Portage. A dividend would provide Portage shareholders the opportunity to make their own assessment of Biohaven’s development strategy. I have great confidence in the team at Biohaven and look forward to the read-outs on their various clinical trial programs.”

The proposed dividend will also enable Portage to avoid being characterized as an investment company under the US Investment Company Act of 1940, as amended.

About Portage

Portage is engaged in the discovery and development of pharmaceutical and biotech products through clinical “proof of concept” with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

For further information, contact Kam Shah, Chief Financial Officer, by telephone at (416) 929-1806, by email at ks@portagebiotech.com or through our website, www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Portage's current views and assumptions about future events and financial performance. Portage cannot assure that future events or performance will occur. There are important risks and other factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation for, and expressly disclaims any duty to update, the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2017

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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